Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES 30% GROWTH IN

SECOND QUARTER EARNINGS

Record Gross Auction Proceeds and Revenue

FOR IMMEDIATE RELEASE: August 5, 2014

All dollar amounts are presented in U.S. dollars.

VANCOUVER, British Columbia – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the “Company” or “Ritchie Bros.”), the world’s largest industrial auctioneer, announces net earnings of $38.6 million, or $0.36 per diluted share1, for the three months ended June 30, 2014. This is a 30% increase compared to net earnings of $29.8 million, or $0.28 per diluted share, generated in the same quarter last year. The Company’s revenues for the second quarter of 2014 increased 11% to $141.8 million compared to $128.3 million for the same period in 2013, primarily as a result of an increase in gross auction proceeds (“GAP”)2. Selling, general and administrative expenses, excluding depreciation and amortization, for the second quarter of 2014 increased 2% compared to the same period in 2013. Net earnings for the quarter also benefited from the effects of a favorable tax rate.

For the six months ended June 30, 2014, net earnings were $52.9 million, or $0.49 per diluted share. This compares to net earnings of $43.8 million, or $0.41 per diluted share, for the six months ended June 30, 2013, representing a 21% increase in net earnings. The Company’s revenues during the first half of 2014 grew 4% to $240.4 million compared to $230.4 million in the first half of 2013.

“Revenue and earnings growth was strong in the quarter and we fully demonstrated the leverage in the business model with our continued expense control,” said Rob McLeod, Chief Financial Officer. “Our record second quarter revenue was bolstered by strong auction activity across North America – especially in Canada. The mix and age of equipment sold at our auctions also continued to improve, enhancing the average price per lot.”

Ravi Saligram, Chief Executive Officer, added: “We’re pleased to see the level of growth in our auction business, which we believe continues to have significant growth prospects. Over the next several quarters, I look forward to focusing on how we can grow the Ritchie Bros. business and expand our market share by further penetrating our existing markets, with particular focus on the U.S. and Europe. I am also excited by our newly developed EquipmentOne solution, and plan to put a significant focus on evolving our strategy to achieve its full potential.”

During the second quarter of 2014, the Company conducted 68 unreserved industrial auctions in 14 countries throughout North America, Central America, Europe, the Middle East, Australia and Asia.

Quarterly dividend

The Company also announces a 7.7% increase in its quarterly cash dividend. The quarterly cash dividend declared increases to $0.14 per common share, payable on September 12, 2014 to shareholders of record on August 22, 2014.

Gross Auction Proceeds and revenues

GAP was $1.2 billion for the second quarter of 2014, a quarterly record for the Company and a 15% increase compared to the same quarter of 2013.

EquipmentOne, the Company’s online equipment marketplace, contributed $29.6 million of gross transaction value (“GTV”)2 to GAP in the second quarter of 2014 compared to $29.1 million3 in the second quarter of 2013. GTV is comprised of the value of the items sold on EquipmentOne and the fees earned through EquipmentOne’s buyers’ premiums.

1 Net earnings and diluted earnings per share have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our consolidated financial statements.

2 See “Non-GAAP measures” below for a description of this measure.

3 GTV for the quarter ended June 30, 2013, disclosed as $26.8 million in the 2013 second quarter press release dated August 6, 2013, has been revised in the presentation above to include $2.3 million in buyers’ premiums for a total $29.1 million contribution to GAP.

For the six months ended June 30, 2014, GAP was $2.1 billion, which is 9% higher than in the first half of 2013. EquipmentOne contributed $48.0 million in the first half of 2014 compared to $49.5 million4 in the first half of 2013.

Revenues grew in the three- and six-month periods ended June 30, 2014 compared to the same periods in 2013 as a result of an increase in GAP. Revenue rates (revenues as a percentage of GAP) declined due to the performance of the Company’s underwritten business. The Company’s revenue rate during the second quarter of 2014 was 11.54%, which is consistent with the Company’s historical average, but a decrease from the 11.96% revenue rate achieved in the same quarter of 2013. The Company’s revenue rate during the six months ended June 30, 2014 was 11.53% compared to 12.01% during the same period in 2013.

The Company’s underwritten business, which is comprised of guarantee and inventory contracts, represented 32% of GAP in the second quarter of 2014, compared to 27% in the second quarter of 2013, and 29% of GAP in the first half of 2014 compared to 24% in the first half of 2013.

Online bidding statistics

Ritchie Bros. sold approximately $840 million of equipment, trucks and other assets to online buyers during the first half of 2014, a 17% increase compared to the same period of 2013. Online buyers represented 40% of GAP during the first half of 2014. Internet bidders comprised over 60% of the total bidder registrations at Ritchie Bros. industrial auctions in the first half of 2014.

Upcoming auctions

There are currently 70 unreserved auctions on the 2014 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe, the Middle East and Australia.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended June 30, 2014, at 8:00 am Pacific Time / 11:00 am Eastern Time on August 5, 2014.

To listen to the conference call, please access the webcast at the following link:

http://www.rbauction.com/investors

A replay will be available on the website shortly after the call.

Non-GAAP measures

The term gross auction proceeds represents the total proceeds from all items sold by Ritchie Bros, including auction proceeds and EquipmentOne’s gross transaction value. The term gross transaction value represents the total value of items sold on EquipmentOne and the fees earned by the Company through EquipmentOne’s buyers’ premiums. The Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance. They are not measures of the Company’s financial performance, liquidity or revenue and are not presented in the Company’s consolidated financial statements.

4 GTV for the first half of 2013, disclosed as $45.5 million in the 2013 second quarter press release dated August 6, 2013, has been revised in the presentation above to include $4.0 million in buyers’ premiums for a total $49.5 million contribution to GAP.

The Company believes that revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP. Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers ® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future results, including growth prospects and potential. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s recent initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Condensed Consolidated Interim Income Statements
(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Three months ended	Three months ended
	June 30, 2014	June 30, 2013
Gross auction proceeds (1)	$1,229,204	$1,072,942

Revenues	$141,835	$128,322
Direct expenses	17,616	15,551

	124,219	112,771
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	61,513	60,417
Depreciation and amortization	10,979	10,719

	72,492	71,136

Earnings from operations	51,727	41,635

Other income (expense):
Foreign exchange loss	(212)	(48)
Gain on disposition of property, plant and equipment	258	130
Other income	688	843

	734	925

Finance income (costs):
Finance income	617	785
Finance costs	(1,345)	(2,097)

	(728)	(1,312)

Earnings before income taxes	51,733	41,248

Income taxes	12,598	11,220

Net earnings	$39,135	$30,028

Net earnings attributable to:
Equity holders of the parent	38,607	29,795
Non-controlling interest	528	233

	39,135	30,028

Attributable to equity holders of the parent:
Net earnings per share - basic	$0.36	$0.28
Net earnings per share - diluted	$0.36	$0.28

Weighted average shares outstanding	107,225,226	106,713,312
Diluted weighted average shares outstanding	107,547,720	107,002,439

(1)	EquipmentOne buyers’ premium fees of $2.3 million have been included in GAP for the three months ended June 30, 2014, whereas GAP for the three months ended June 30, 2013 excludes $2.3 million of EquipmentOne buyers’ premium fees earned in that comparative period.

Condensed Consolidated Income Statements
(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Six months ended	Six months ended
	June 30, 2014	June 30, 2013
Gross auction proceeds (1)	$2,084,581	$1,918,295

Revenues	$240,423	$230,380
Direct expenses	27,916	24,912

	212,507	205,468
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	121,485	121,186
Depreciation and amortization	21,576	21,039

	143,061	142,225

Earnings from operations	69,446	63,243

Other income:
Foreign exchange gain	1,079	47
Gain on disposition of property, plant and equipment	329	119
Other income	1,495	829

	2,903	995

Finance income (costs):
Finance income	1,125	1,332
Finance costs	(2,764)	(3,861)

	(1,639)	(2,529)

Earnings before income taxes	70,710	61,709

Income taxes	17,057	17,635

Net earnings	$53,653	$44,074

Net earnings attributable to:
Equity holders of the parent	52,864	43,784
Non-controlling interest	789	290

	53,653	44,074

Attributable to equity holders of the parent:
Net earnings per share - basic	$0.49	$0.41
Net earnings per share - diluted	$0.49	$0.41

Weighted average shares outstanding	107,136,745	106,677,387
Diluted weighted average shares outstanding	107,439,092	107,008,851

(1)	EquipmentOne buyers’ premium fees of $3.9 million have been included in GAP for the six months ended June 30, 2014, whereas GAP for the six months ended June 30, 2013 excludes $4.0 million of EquipmentOne buyers’ premium fees earned in that comparative period.

Selected Balance Sheet Data (USD thousands)	As at	As at
	June 30, 2014	December 31, 2013

Current assets	$532,721	$398,379
Current liabilities	413,631	288,331

Working capital	$119,090	$110,048
Total assets	$1,298,540	$1,162,295
Non-current borrowings	$118,037	$147,234
Total parent company shareholders’ equity	$729,392	$694,017

	Six months ended	Six months ended
Selected Operating Data (unaudited)	June 30, 2014	June 30, 2013

Revenues as percentage of gross auction proceeds	11.53%	12.01%
Number of consignments at industrial auctions	21,600	21,050
Number of bidder registrations at industrial auctions	216,000	205,500
Number of buyers at industrial auctions	52,850	51,100
Number of lots at industrial auctions	146,000	147,500
Number of permanent auction sites	39	39
Number of regional auction sites	5	5

Total auction sites	44	44
Number of industrial auctions	103	108
Number of revenue producers	364	350
Number of territory managers	292	280

	Six months ended	Six months ended
Average Industrial Auction Data (unaudited)	June 30, 2014	June 30, 2013

Gross auction proceeds	$18.3 million	$16.2 million
Bidder registrations	2,098	1,903
Consignors	210	195
Lots	1,418	1,366

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 1.778.331.5219

Email:   jkokoska@rbauction.com